August 4, 2025

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Rule 17g-1 Fidelity Bond Filing for Fortress Private Lending Fund

Dear Sir or Madam:

Enclosed for filing, on behalf of Fortress Private Lending Fund (the “Company”), pursuant to Rule 17g-1(g) of the Investment Company Act of 1940, as amended, please find the following:

(i) a copy of the executed fidelity bond for the Fund (the “Fidelity Bond”); and

(ii) an Officer's Certificate containing the resolutions of the Board of Trustees of the Fund approving the amount, type, form and coverage of the Fidelity Bond and a statement as to the period for which premiums have been paid.

Very truly yours,

FORTRESS PRIVATE LENDING FUND

/s/ Conor Devine
Conor Devine
Secretary

Enclosures

OFFICER'S CERTIFICATE

The undersigned, Conor Devine, Secretary of Fortress Private Lending Fund, a Delaware statutory trust (the “Company”), does hereby certify that:

1. This certificate is being delivered to the Securities and Exchange Commission (the “SEC”) in connection with the filing of the Company’s fidelity bond (the “Fidelity Bond”) pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended (the “1940 Act”), and the SEC is entitled to rely on this certificate for purposes of the filing.

2. The undersigned is the duly elected, qualified and acting Secretary of the Company, has custody of the corporate records of the Company and is a proper officer to make this certification.

3. Attached hereto as Exhibit A is a copy of the resolutions approved by a majority of the members of the Board of the Trustees of the Company who are not “interested persons” of the Company within the meaning of Section 2(a)(19) of the 1940 Act, approving the amount, type, form and coverage of the Fidelity Bond.

4. Premiums have been paid for the period July 14, 2025 to July 14, 2026.

IN WITNESS WHEREOF, the undersigned has caused this certificate to be executed this 4th day of August, 2025.

/s/ Conor Devine
Conor Devine
Secretary

EXHIBIT A

Approval of Fidelity Bond

RESOLVED, that the officers of Fortress Private Lending Fund (the “Company”) be, and each hereby is, authorized and directed to take and/or ratify all necessary action for the Company to purchase fidelity bond coverage (the “Fidelity Bond”);

FURTHER RESOLVED, that it is the finding of the Board of Trustees of the Company (the “Board”) that the Fidelity Bond covering, among others, officers and employees of the Company (the “Covered Parties”) in accordance with the requirements of Rule 17g-l under the Investment Company Act of 1940, as amended (the “1940 Act”), with terms as discussed at the meeting, is reasonable in form and amount, after having given due consideration to, among other things, the value of the aggregate assets of the Covered Parties to which any person covered under the Fidelity Bond may have access, the type and terms of the arrangements made for the custody and safekeeping of the Covered Parties’ assets and the nature of the securities in the Covered Parties’ portfolio;

FURTHER RESOLVED, that the Fidelity Bond be, and hereby is, approved by a vote of the Board, and separately by a majority of the Company’s trustees (the “Trustees”) who are not “interested persons” of the Company, as defined in Section 2(a)(19) of the 1940 Act, subject to such negotiations and changes as the officers, with the advice of counsel, may deem appropriate;

FURTHER RESOLVED, that the secretary of the Company shall file, or arrange for the filing of, the Fidelity Bond with the Securities and Exchange Commission and give, or arrange for the giving of, the notices required under paragraph (g) of Rule 17g-1 under the 1940 Act; and

FURTHER RESOLVED, that the Trustees and officers of the Company, or any of them, are authorized to make any and all payments and to do any and all other acts, in the name of the Company and on their behalf, as they, or any of them, may determine to be necessary or desirable and proper in connection with or in furtherance of the foregoing resolutions.